Exhibit 16

          SUPREME COURT OF THE STATE OF NEW YORK
          COUNTY OF NEW YORK

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          MARTIN APPELBAUM and              :
          ROSALYN YOUNGER,
                                            :
                              Plaintiffs,
                                            :      Index No. 95-111346
                    -against-
                                            :      CLASS ACTION COMPLAINT
          GROW GROUP, INC., ARTHUR BROSLAT,
          LLOYD FRANK, ANGUS MACDONALD,     :
          WILLIAM TURNER, HAROLD BITTLE,
          JOHN GLEASON, ROBERT MILANO,      :
          TULLY PLESSER, RUSSELL BANKS,
          PHILIPPE ERARD, PETER KEANE,      :
          JOSEPH QUINN and IMPERIAL
          CHEMICAL INDUSTRIES P.L.C.,       :

                              Defendants.   :
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                    Plaintiffs, by their attorneys, allege upon information
          and belief, except as to paragraph 4 which is alleged upon knowledge, as follows:

                    1. Plaintiffs bring this action as a class action on behalf of themselves and all other similarly situated stockholders of Grow Group, Inc. ("Grow Group" or the "Company") against defendants for failing to take adequate steps to insure that Grow Group shareholders receive maximum value for their shares of Grow Group stock.

                    2. In particular, defendants have improperly responded to a bona fide expression of interest by Sherwin-Williams Company ("Sherwin-Williams") to enter into a business combination with Grow Group by refusing to communicate with Sherwin-Williams.

                    3. The individual defendants are abusing their fiduciary positions of control over Grow Group to thwart legitimate attempts to acquire the Company, to prevent Grow Group's shareholders from knowing of, receiving, and/or acting upon bona fide offers for the Company. The actions of the Individual Defendants constitute a breach of their fiduciary duties to maximize shareholder value, to not consider their own interests over that of the public shareholders, and to refrain from interfering with the voting rights of the public shareholders.

                                     THE PARTIES

                    4. Plaintiffs are and have been, at all relevant times, the owner of Grow Group common stock.

                    5. Defendant Grow Group is a corporation organized and existing under the laws of the State of New York with offices at 200 Park Avenue, New York, New York. Grow Group manufactures and markets trade paints and coatings, chemical automotive and industrial products, including thinners, adhesives and plastisols, high gloss urethane coatings and chemical coatings. The Company had, as of February 1, 1995, approximately 16 million shares outstanding held by 4 thousand stockholders of record.

                    6. Defendant Russel Banks ("Banks") is and has been at all relevant times the Company's President and Chief Executive Officer.

                    7. Defendants Arthur Broslat, Lloyd Frank, Angus MacDonald, William Turner, Harold Bittle, John Gleason, Robert Milano, Tully Plesser, Philippe Erard, Peter Keane and Joseph Quinn are and have been at all relevant times directors of Grow Group.

                    8. By virtue of their position as directors and/or officers of Grow Group, the defendants referred to in paragraphs 6 and 7 above (collectively referred to herein as the "Individual Defendants") were and are in a fiduciary relationship with plaintiffs and the other public stockholders of the Company, and owe to plaintiffs and the other members of the Class the highest obligations of good faith, complete candor and fair dealing.

                    9. Imperial Chemical Industries, PLC ("Imperial" is named herein as an aider and abettor of the breach of fiduciary duties with which the Individual Defendants have been charged. Imperial is a British corporation which is subject to jurisdiction in this state as a result of the business activities conducted in this state.

                               CLASS ACTION ALLEGATIONS

                    10. Plaintiffs bring this action for declaratory, injunctive and other relief on their own behalf and as a class action pursuant to CPLR SECTION 901 et seq. and on behalf of all common stockholders of Grow Group (except defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the defendants) or their successors in interest, who are being deprived of the opportunity to maximize the value of their Grow Group shares by the wrongful acts of the defendants as described herein.

                    11. This action is properly maintainable as a class action for the following reasons:

                         (a) The class of stockholders for whose benefit this action is brought is so numerous that joinder of all class members is impracticable. There are approximately 16 million common shares of Grow Group outstanding, owned by 4 thousand of stockholders of record. Members of the Class are scattered throughout the United States.

                         (b) There are questions of law and fact which are common to members of the Class and which predominate over all questions affecting only individual members, including whether the defendants have breached or aided and abetted a breach of the fiduciary duties owed by them to plaintiffs and members of the Class by reason of the acts described herein.

                         (c) The claims of plaintiffs are typical of the claims of the other members of the Class and plaintiffs has no interests that are adverse or antagonistic to the interests of the Class.

                         (d) Plaintiffs are committed to the vigorous prosecution of this action and have retained competent counsel experienced in litigation of this nature. Accordingly, plaintiffs are adequate representatives of the Class and will fairly and adequately protect the interests of the Class.

                         (e)  The prosecution of separate actions by
          individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class and establish incompatible standards of conduct for the party opposing the Class.

                         (f) Defendants have acted and are about to act on grounds generally applicable to the Class, thereby making appropriate final injunctive or corresponding declaratory relief with respect to the Class as a whole.

                                  FACTUAL BACKGROUND

                    12. On May 1, 1995, it was announced that defendant Grow Group had entered into an agreement to be acquired by Imperial. Under the terms of the acquisition, plaintiffs and other Class members will receive $18.10 per share for an aggregate value of approximately $290 million.

                    13. The merger agreement calls for Imperial to make a cash tender offer promptly for all outstanding common shares of Grow Group at $18.10 per share. The tender offer will be followed as soon as possible by a second-step cash merger in which each share of Grow Group not acquired in the tender offer will be converted into the right to receive $18.10 in cash.

                    14. Corimon S.A.C.A., the Venezuelan firm which owns about 25% of Grow Group's shares, entered a separate agreement to sell its Grow Group shares to Imperial for $17.50 a share.

                    15. Imperial's purchase of the shares owned by Corimon is conditioned upon Imperial's prior completion of the tender offer.

                    16. Grow Group said its board unanimously approved the merger based on, among other things, an opinion as to the fairness of the offer and the merger from investment advisor Wertheim Schroder & Co.

                    17. Imperial's tender offer is conditioned on, among other things, the valid tender of at least two-thirds of Grow Group's shares on a fully diluted basis, including the Corimon shares. The tender offer is scheduled to start later this week.

                    18. On May 4, 1995 it was publicly reported, for the first time, in a filing with the Securities and Exchange Commission that Grow Group had received an expression of interest from Sherwin-Williams.

                    19. According to the filing, the Company received a letter on April 29 and phone calls on May 1 from Sherwin-Williams' representatives reiterating its interest.

                    20. Sherwin-Williams said in the letter that it had offered to enter into a confidentiality agreement with Grow Group on March 17 and forwarded a copy of the agreement on March 31 but that Grow Group never executed the agreement.

                    21. In the letter, Sherwin-Williams said it was informed on April 17 that it was to be excluded from any bidding process.

                    22. The Individual Defendants have entered into the merger agreement without properly exposing Grow Group for sale. By failing to publicly expose Grow Group for sale, the Individual Defendants remain essentially uniformed of the true value of Grow Group and/or whether some other potential transaction partner is willing, or in a better position, to maximize the value of Grow Group's equity. Indeed, the Individual Defendants have affirmatively discouraged a bona fide bidder.

                    23. Despite Sherwin-Williams' evident seriousness of purpose, defendants have acted without regard to the fiduciary duty they owe Grow Group's shareholders and have cavalierly failed to enter into any discussion with Sherwin-William to inform themselves about Sherwin Williams' intentions. Instead, defendants entered into the agreement with Imperial.

                    24. The Individual Defendants have breached their fiduciary duties of due care to Grow Group stockholders by failing to take all reasonable steps to maximize shareholder value and prematurely entering into a merger agreement with Imperial which will have the effect of chilling the emergence of expression of interest by other potential suitors.

                    25. Potential acquirors could present Grow Group with a broad range of alternatives for Class members which need to be analyzed by independent directors and advisors who are unfettered by concerns for the interests the conflicted directors or any other affiliated shareholders who may have interests which conflict with other Class members.

                    26. As members of the Board of Directors, Grow Group and the Individual Defendants owe to Grow Group stockholders certain fiduciary duties, including the highest obligations of due care, good faith, loyalty, candor and to maximize shareholder value. The Individual Defendants must act independently so that the interests of the Class are adequately protected, and take steps to avoid or neutralize any conflicts of interest in connection with discussions and negotiations concerning a sale of Grow Group or some other extraordinary transaction involving the Company.

                    27. The defendants have breached, are breaching, and will continue to breach their fiduciary duties by at least the following:

                         (a) By failing to respond in a reasonable and informed manner to Sherwin-Williams' announcements regarding its interest in a business combination with the Company; and

                         (b) By failing to inform themselves as to other potential acquirors or merger partners for the Company so as to maximize stockholder value.

                    28. The actions taken by the Individual Defendants are in breach of those fiduciary duties owed to plaintiffs and the other members of the Class. Defendants have failed to take steps to avoid or neutralize any conflicts of interest in connection with negotiations leading up to a sale or other extraordinary transaction involving Grow Group.

                    29. As a result of the foregoing, Grow Group and the Individual Defendants have breached their fiduciary duties of good faith, fair dealing, loyalty and candor, and have failed to maximize shareholder value owed to plaintiffs and the Class.

                    30. Plaintiffs and the Class have no adequate remedy at law.

                    WHEREFORE, plaintiffs demand judgment as follows:

                    A.   Declaring this to be a proper class action;

                    B.   Ordering defendants to carry out their
               fiduciary duties to plaintiffs and the other members of the Class, including those of due care and candor;

                    C. Rescinding any transactions effected by the defendants in an unfair manner and for an unfair price and in the event such transaction is consummated prior to trial, awarding rescissory damages;

                    D. Enjoining the complained of transaction or any related transactions;

                    E. Ordering defendants, jointly and severally, to pay to plaintiffs and the Class all damages suffered and to be suffered by them as a result of the acts and transactions alleged herein;

                    F. Ordering defendants, jointly and severally, to account to plaintiffs and the Class for all profits realized and to be realized by them as a result of the transaction complained of and pending such accounting to hold such profits in a constructive trust for the benefit of plaintiffs and the other members of the class;

                    G.   Awarding plaintiffs the costs and
               disbursements of the action, including allowance for plaintiffs' reasonable attorneys' and experts' fees; and

                    H. Granting such other and further relief as may be just and proper in the premises.

          Dated:    New York, York
                    May 5, 1995

                                         Yours, etc.,

                                         ABBEY & ELLIS
                                         212 East 39th Street
                                         New York, New York  10016
                                         (212) 889-3700

                                         LAW OFFICES OF JAMES V. BASHIAN
                                         500 Fifth Avenue
                                         Suite 2800
                                         New York, New York  10110
                                         (212) 921-4110

                                         Attorneys for Plaintiffs

          (grow/comp.mm)